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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          U.S. Franchise Systems, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                  902 956 30 9
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                                 (CUSIP Number)

                            Stephen D. Aronson, Esq.
                        c/o U.S. Franchise Systems, Inc.
                               13 Corporate Square
                                Atlanta, GA 30329
                            Tel. No.: (404) 235-7463
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 2, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


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                                  SCHEDULE 13D

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1.       Name of Reporting Person:

         Neal K. Aronson
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2. Check the Appropriate Box if a Member of a Group:

                                                                         (a) / /

                                                                         (b) /X/
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3.       SEC Use Only

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4.       Source of Funds: OO
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5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f):

                                                                             / /
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6.       Citizenship or Place of Organization:  U.S.A.
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Number of                  7.       Sole Voting Power: 781,424 (See Exhibit A)
Shares                        --------------------------------------------------
Beneficially               8.       Shared Voting Power: 111,347
Owned By                      --------------------------------------------------
Each                       9.       Sole Dispositive Power: 589,865
Reporting                     --------------------------------------------------

Person                    10.      Shared Dispositive Power: 0
With
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11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:

         892,771 (See Exhibit A)
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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             / /
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13.      Percent of Class Represented by Amount in
         Row (11): 5.2%
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14.      Type of Reporting Person: IN
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ITEM 1.  SECURITY AND ISSUER.

         The undersigned hereby amends the statement on Schedule 13D, dated March 25, 1998 relating to the Class A Common Stock par value $.01 per share (the "Class A Common Stock") of U.S. Franchise Systems, Inc., a Delaware corporation (the "Company") whose principal executive office is located at 13 Corporate Square, Suite 250, Atlanta, Georgia 30329.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

         Prior to the Merger, Mr. Aronson was the Executive Vice President, Chief Financial Officer and a director of USFS, and he assumed identical positions with the Company following the Merger.

         The Merger was effected in connection with the series of transactions (the "Merger Transactions") designed to enable USFS to acquire the entire interest in the Hawthorn Suites brand of hotels currently owned by Hawthorn Suites Associates, an Illinois joint venture ("HSA"), and HSA Properties, Inc., a Delaware corporation ("HPI"), through their ownership collectively of a 99% membership interest in HSA Properties, L.L.C., a Delaware limited liability company ("HSA LLC"). Prior to the Merger, USFS owned the remaining 1% membership interest in HSA LLC. Immediately prior to the Merger, pursuant to a Contribution Agreement (the "Contribution Agreement"), dated as of December 9, 1997, by and among HSA, HPI, the Company and USFS, HSA and HPI assigned, transferred and conveyed to the Company (the "Transfer") all of their respective ownership interests in HSA LLC. Pursuant to the Transfer, HPI acquired 22,447 shares of Company Class A Common Stock, and HSA acquired 2,199,775 shares of Company Class A Common Stock.

         By virtue of the Merger and the Contribution Agreement, the Company acquired the remaining 99% interest in HSA LLC which USFS had not already owned. Prior to the Merger, USFS and HSA LLC were parties to the Master Franchise Agreement, dated as of March 27, 1996 (the "Hawthorn Acquisition Agreement"), pursuant to which USFS acquired the exclusive, worldwide rights to franchise and to control the development and operation of the Hawthorn Suites brand of hotels. The Hawthorn Acquisition Agreement required that a percentage of royalties received by USFS from the franchising of Hawthorn Suites hotels be remitted to HSA LLC and also contained certain restrictions on USFS's operations and imposed certain standards relating to the development of the Hawthorn Suites brand of hotels. Accordingly, USFS acquired HSA LLC, through the Merger and the Contribution Agreement, in order to eliminate these restrictions.


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         On June 2, 2000 the Company, SDI, Inc.("SDI"), Meridian Associates,
L.P. ("Meridian") and HPI entered into a Recapitalization Agreement(the "Recapitalization Agreement") pursuant to which the Company will commence a tender offer to purchase (the "Offer") up to an aggregate of 8,666,666 but not less than 3,000,000, shares of Common Stock and SDI will purchase 75,000 shares of preferred stock of the Company for an aggregate of $75,000,000. Upon consummation of the transactions contemplated by the Recapitalization Agreement, SDI, Meridian and HPI (the "Pritzker Entities") will have control of the Company.

     In connection with the Recapitalization Agreement, Mr. Aronson entered into a voting agreement with Meridian (the "Aronson Agreement"). The Pritzker Entities may be deemed to have acquired beneficial ownership of 892,771 shares of Class A Common Stock held by Mr. Aronson because the Aronson Agreement requires Aronson to vote his shares, at the upcoming annual meeting of stockholders, in favor of (i) the issuance to SDI of two new series of the Company's preferred stock and the issuance of Class A Common Stock upon the conversion thereof in accordance with the Recapitalization Agreement and (ii) amendments to the Company's Certificate of Incorporation which shall result in (1) the elimination of the provisions prohibiting stockholder action by written consent, (2) the elimination of the provisions requiring supermajority voting and (3) the addition of various protections for minority stockholders of the Company after consummation of the Offer, including (a) the inclusion of at least three independent directors on the Board of Directors, and (b) a minimum price at which the Company may purchase Shares on the open market, pursuant to a tender offer or exchange, or by any other transaction. Mr. Aronson has agreed to tender all of his shares in the Offer. All of Aronson's shares of Class B Common Stock not purchased in the Offer shall be converted into shares of Class A Common Stock. The complete text of the Recapitalization Agreement and the documents executed in connection therewith, including the Aronson Agreement, have been attached as an exhibit to the Current Report on Form 8-K filed by the Company on June 6, 2000 and are hereby incorporated herein by reference.

         Pursuant to the Aronson Agreement, Mr. Aronson has agreed to vote his shares as described above and therefore may be deemed to


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have granted to the Pritzker Entities beneficial ownership over 892,771 shares of Class A Common Stock and 1,509,473 shares of Class B Common Stock, par value $.01 per share, of the Company. Shares of Class B Common Stock have the right to vote 10 votes per share. Although the Pritzker Entities share beneficial ownership with respect to shares held by Aronson, Mr. Aronson does not have any voting or dispositive power over any shares held by any of the Pritzker Entities. Mr. Aronson does not believe that he is a part of any "group" consisting of the Pritzker Entities under Section 13d and therefore Mr. Aronson is not required to consider shares beneficially owned by the Pritzker Entities in the calculation of his beneficial ownership of shares.

         One of the conditions to the closing of the Recapitalization Agreement is that all of the members of the Board of Directors of the Company, other than Mr. Leven, Steven N. Romaniello and Douglas G. Geoga, shall have resigned. The remaining members of the Board of Directors will then take all necessary steps to cause the Board of Directors to consist of eleven members immediately following the effective time of the resignations. The three remaining members of the Board of Directors shall then appoint three independent directors and five other directors as will be designated by the Pritzker Entities.


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         The transactions contemplated by the Recapitalization Agreement may cause the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act. However, under the Recapitalization Agreement, the Pritzker Entities agreed to use reasonable efforts to cause the Class A Common Stock to continue to be listed on Nasdaq which will require that the Class A Common Stock continue to be registered under the Act. The Pritzker Entities have also stated in a Schedule 13D Statement filed June 13, 2000 that they "do not expect: (i) the issuance of the preferred stock in connection with the Recapitalization Agreement or (ii) the purchase of up to an aggregate of 8,666,666 shares of Class A Common Stock including shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock from its stockholders in the Offer to cause the Class A Common Stock to be delisted from the Nasdaq National Market." There can be no assurance, however, that consummation of such transactions will not result in such delisting or deregistration.

         Except as set forth in this Item 4, Mr. Aronson, in his individual capacity, does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

         Notwithstanding the above, Mr. Aronson may, in his capacity as an executive officer and/or director of the Company, have plans or proposals relating to items (a) through (j) of Item 4 of Schedule 13D and to such extent Mr. Aronson declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a


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shareholder instead of an executive officer and/or director. In addition, Mr.
Aronson may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Aronson in light of his general investment policy, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         (a) Mr. Aronson beneficially owns 892,771 shares of the issued and outstanding Company Class A Common Stock and 1,509,473 shares of the issued and outstanding Company Class B Common Stock.

         Mr. Aronson's shares of Company Class A Common Stock constitute 5.2% of the issued and outstanding Company Class A Common Stock. Each share of Company Class A Common Stock is entitled to one vote.

         Mr. Aronson's 1,509,473 shares of Company Class B Common Stock constitute 55.7% of the issued and outstanding shares of Company Class B Common Stock. Each share of Company Class B Common Stock is entitled to 10 votes per share.

         (b) Mr. Aronson has sole voting power over 781,724 shares of Company Class A Common Stock. Pursuant to a voting agreement, Mr. Aronson has transferred voting power to Mr. Leven with respect to 111,347 shares of Company Class A Common Stock, to which Mr. Aronson has shared voting power with Mr. Leven.

         Mr. Leven is Chief Executive Officer of the Company. His address is 13 Corporate Square, Suite 250, Atlanta, GA 30329.

         Mr. Leven is a citizen of the United States. During the last five years, Mr. Leven has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors) nor has Mr. Leven been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Leven is subject to a judgment, decree, or final order enjoining future violations of, or


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prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c) Mr. Aronson has not effected any transactions in any shares of Company Class A Common Stock during the past sixty (60) days.

         (d) Members of management of the Company who own an aggregate of 302,906 shares of Company Class A Common Stock, and who are required to vote them in the same manner as Mr. Aronson votes his shares, have the right to receive dividends from or direct the proceeds from a sale of such securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The following paragraph is hereby added at the end of Item 6 of the Statement.

         See the information in Item 4, which is incorporated into this Item
6.

         In connection with the execution of the Recapitalization Agreement, the Company will enter into a Registration Rights Agreement effective upon the closing of the Recapitalization Agreement with the Pritzker Entities, Mr. Aronson, and certain other holders of Class A Common Stock (the "Registration Rights Agreement"). The Registration Rights Agreement grants the Pritzker Entities the right to demand on three separate occasions that USFS, at its expense, register the Reporting Entities' unregistered shares of Class A Common Stock under the Securities Act of 1933, as amended. Mr. Aronson may include his shares of Class A Common Stock in any such demand registration. The Pritzker Entities and Aronson may also include their shares of Class A Common Stock in any registration initiated by USFS. In each case, the shares requested to be registered are subject to limitations or reductions depending upon the circumstances of the offering. The complete text of the Registration Rights Agreement is attached as an exhibit to the Recapitalization Agreement.


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         The Recapitalization Agreement requires the Company to take all actions as are necessary to cause all Restricted Shares to become
Unrestricted Shares immediately before the consummation of the transactions contemplated thereby, but subject to such consummation. Mr. Aronson currently holds 589,865 Restricted Shares.

         ITEM 7.  ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following are added at the end of Item 7 of the Schedule 13D.

Exhibit           1     Aronson Agreement incorporated by reference from
                        Exhibit 2.1 to the Current Report on Form 8-K of the Company filed June 6, 2000.

Exhibit 2 Registration Rights Agreement incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of the Company filed June 6, 2000.

Exhibit 3 Recapitalization Agreement incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of the Company filed June 6, 2000.


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 27, 2000


                                              /s/ Neal K. Aronson
                                              ----------------------------------
                                              Neal K. Aronson


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Schedule A of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                                    EXHIBIT A

                   Breakdown of Shares of Class A Common Stock
                                 Neal K. Aronson

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589,865 Restricted Shares owned directly by Mr. Aronson. Mr. Aronson has transferred to Mr. Leven voting control over 111,347 of these shares.

206,934 Unrestricted Shares which have been reallocated to other members of management which are voted in the same manner as Mr. Aronson votes his shares. Mr. Aronson disclaims beneficial ownership of these shares.

95,972 Restricted Shares which have been reallocated to other members of management which are voted in the same manner as Mr. Aronson votes his Unrestricted Shares. Mr. Aronson disclaims beneficial ownership of these shares.

Total=892,771=5.2%